FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934





For the month of                            MARCH, 2004




                          HEALTHCARE TECHNOLOGIES LTD.
                 (Translation of Registrant's name into English)

              3 HABOSEM STREET, KIRYAT MINRAV, ASHDOD, ISRAEL 77610
                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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                                Table of Contents


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                                                                                                              Page
Healthcare Technologies Ltd. corrected press release, dated March 31, 2004                                      4
Reconciliation of pro-forma figures to audited financial statements as of 31, December, 2002.                   7
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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /s/ Moshe Reuveni
                                                    Moshe Reuveni
                                                    Chief Executive Officer


Dated:   March 31, 2004




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FOR:
HEALTHCARE TECHNOLOGIES, LTD.
CONTACT:
Moshe Reuveni
CEO
+972-3-9229011-Ext. 126
                                                                       3/31/2004

             CORRECTED PRESS RELEASE - FOR THE FIRST TIME SINCE 1993 HEALTHCARE TECHNOLOGIES REPORTS PROFITS FROM OPERATIONS
                            FOR THE YEAR END RESULTS

                             -----------------------

Petach Tikva, ISRAEL, March 31 --- Healthcare Technologies, Ltd. (NASDAQ: HCTL), today announced a correction of its press release issued March 25, 2004 to reflect corrected pro-forma figures for 2002.

Petach Tikva, ISRAEL, March 25 --- Healthcare Technologies, Ltd. (NASDAQ: HCTL), today reported audited results for the fiscal year and fourth quarter ended December 31st, 2003.

The company's consolidated figures for the year ended December 31, 2003 include Savyon Diagnostics' results on a proportionate consolidation basis vs. a full consolidation basis in 2002 as well as deconsolidation of Procognia's results in 2003 vs. consolidation of the first quarters' results in 2002. To provide a basis for comparison the results detailed below are accompanied by pro-forma figures (added in brackets), which give effect to the transactions as if they had occurred on January 1, 2002. Procognia's statements of operations for these periods have been deconsolidated and Savyon Diagnostics' statements of operations have been included in the Company's financial statements based on a proportionate consolidation method. These changes reflect a corresponding reduction in the company's ownership of Savyon Diagnostics as of April 1, 2002 as well as a reduction of Procognia's operating expenses and the capital gain the company registered in 2002 from its investment in Procognia.

Revenues for the year ended December 31, 2003 were $14.6 million, compared to $16.7 million ($15.1 million) for the year ended December 31, 2002. Gross profit for 2003 was $5.9 million as compared to $6.3 million ($5.6 million) for 2002, representing a 7% increase. For the first time since 1993 the company reports an operating profit for the period of $0.3 million as compared to a loss of $0.7 million (profit of $0.06 million) for 2002. Net profit for fiscal 2003 was $13 thousand or $0.002 per share, as compared to a net profit of $0.47 million, or $0.06 per share for fiscal 2002 (loss of $0.34 million, or loss of $0.04 per share). The net profit for 2003 includes financing costs of $0.12 million that are mainly due to a devaluation of approximately 20% of the US Dollar against the Euro and an equity loss of $0.11 million from an investment in an affiliate.

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Revenues for the fourth quarter of 2003 were $3.4 million, as compared to $4.4 million ($3.9 million) for the corresponding quarter last year. The net loss for the quarter was $0.15 million, or loss of $0.02 per share, compared to a net loss of $0.29 million, or loss of $0.04 per share, (loss of $0.2 million or loss of $0.03 per share) for the fourth quarter of 2002.

The performance for the year of 2003 represents both the company's focus in more profitable product lines and the efforts employed at improving operational efficiency. "We've been working hard at Healthcare Technologies' operational efficiency over the past year and are glad to see the results. We will continue our efforts to improve our performance both by maintaining our efforts to increase operational efficiency and by finding new products and markets." said Moshe Reuveni, CEO.

Shareholders' equity on December 31st, 2003 was $4.28 million, compared to $4.25 million on December 31, 2002. Current assets net of current liabilities as of December 31st, 2003, were $2.84 million as compared to $1.87 million on December 31, 2002. Cash and equivalents were $1.49 million vs. $1.15 million as of December 31, 2002.

                          ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies Ltd. through it subsidiaries Savyon Diagnostics Ltd., Gamidor Diagnostics (1984) Ltd. and Danyel Biotech Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                          HEALTHCARE TECHNOLOGIES, LTD.
   CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (U.S. DOLLARS IN THOUSANDS,
                       EXCEPT LOSS PER SHARE INFORMATION)

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                                                              Year Ended          Three Months Ended
                                                          12/31/03   12/31/02    12/31/03    12/31/02
SALES                                                     $ 14,636   $ 16,676    $  3,409    $  4,427
GROSS PROFIT                                              $  5,902   $  6,290    $  1,459    $  1,476
OPERATING PROFIT                                          $    277   $   (729)   $     28    $   (363)
NET PROFIT (LOSS)                                         $     13   $    468    $   (147)   $   (296)
PROFIT (LOSS) PER SHARE                                   $  0.002   $   0.06    $  (0.02)   $  (0.04)
WEIGHTED AVERAGE NUMBER OF SHARES AND SHARE EQUIVALENTS      7,649      7,644       7,649       7,644
OUTSTANDING (IN THOUSANDS)
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                                       Consolidated Balance Sheet
                                           (U.s $ in Thousands)
                                   December 31, 2003    December 31, 2002
CASH AND CASH EQUIVALENTS                  1,490              1,150
TOTAL CURRENT ASSETS                       8,135              7,852
TOTAL CURRENT LIABILITIES                  5,293              5,981
SHAREHOLDER'S EQUITY                       4,284              4,246
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SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS
WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E
OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL
INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE
INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM
THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF
HEALTHCARE TECHNOLOGIES LTD. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE
COMPANY WITH THE SECURITIES EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT
REPORT ON FORM 20F THAT IDENTIFIES IMPORTANT RISKS WHICH COULD CAUSE ACTUAL
RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.


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                     Reconciliation of pro-forma figures to
             audited financial statements as of 31, December, 2002.

The company's press release dated March 31th, 2004 included Non-GAAP results, which are presented below in full detail accompanied by respective explanations. The Company believes that the use of these additional measures is appropriate to enhance an overall understanding of its financial performance in light of the changes it has undergone during the past year. To provide a basis for comparison the results below detail and explain the pro-forma figures, which give effect to the transactions as if they had occurred on January 1, 2002. These adjustments to the Company's GAAP results are made with the intent of providing both management and investors with a more complete understanding of the underlying operational results. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net earnings or earnings per share prepared in accordance with generally accepted accounting principles in the United States.

The company's consolidated figures for the year ended December 31, 2003 include Savyon Diagnostics' results on a proportionate consolidation basis vs. a full consolidation basis in 2002 as well as deconsolidation of Procognia's results in 2003 vs. consolidation of the first quarters' results in 2002.

Pro-forma changes include:

     a.   Deconsolidation of Procognia's expenses for the year of 2002.

     b.   Deconsolidation of the losses attributed to the minority in Procognia.

     c. Deconsolidation of a capital gain from decrease in holdings in Procognia in 2002.

     d. Deconsolidation of 50% of Savyon's operations in accordance with the proportionate consolidation method.

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--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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                                                               Year Ended December 31, 2002
                                              ---------------------------------------------------------------
                                             Historical    Pro Forma     Pro Forma
                                              --------     Adjustments  Djustments in
                                             Healthcare   in Respect of   Respect of
                                            Consolidated    Procognia       Savyon                  Pro Forma
                                              --------      ----------------------      --------     --------
Sales                                         $ 16,676        $    -      $ (1,593)            d     $ 15,083

                                              --------                    --------                   --------
Cost of sales                                   10,386             -          (848)            d        9,538
                                              --------                    --------                   --------

Gross profit                                     6,290             -          (745)            d        5,545
                                              --------                    --------                   --------

Total operating expenses                         7,019          (679)         (856)        a , d        5,484
                                              --------      --------      --------      --------     --------

Operating Profit (Loss)                           (729)          679           111         a , d           61

Financial income (expenses), net                  (491)           18             3         a , d         (470)

Other income (expenses), net                     1,482        (1,349)          (65)     a , c, d           68

Minority interest in losses of
   subsidiary                                      206          (206)            -             b            -
                                              --------      --------      --------      --------     --------

Net income (loss) for the year                $    468      $   (858)     $     49                   $   (341)
                                              ========      ========      ========      ========     ========

Net earnings (loss) per NIS share             $   0.06                                               $  (0.04)
                                              ========                                               ========

Weighted average number of shares used in
computing net loss per share                     7,644                                                  7,644
                                              ========                                               ========
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--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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                                                          Quarter Ended December 31, 2002
                                              ---------------------------------------------------------
                                            Historical    Pro Forma    Pro Forma
                                             --------    Adjustments  Djustments in
                                            Healthcare  in Respect of  Respect of
                                           Consolidated   Procognia     Savyon                 Pro Forma
                                              -------      -------------------     --------     -------
Sales                                         $ 4,427      $    -     $  (544)            d     $ 3,883
                                              -------                 -------                   -------

Cost of sales                                   2,960           -        (329)            d       2,631
                                              -------                 -------                   -------

Gross profit                                    1,467           -        (215)            d       1,252
                                              -------                 -------                   -------

Total operating expenses                        1,830           -        (319)            d       1,511
                                              -------      ------     -------                   -------

Operating Profit (Loss)                          (363)          -         104             d        (259)

Financial income (expenses), net                    9                      20         a , d          29

Other income (expenses), net                       58                     (24)     a , c, d          34

Minority interest in losses of
   subsidiary                                                   -                                     -
                                              -------      ------     -------                   -------

Net income (loss) for the year                $  (296)         -      $   100                  $  (196)
                                              =======      ======     =======                   =======

Net earnings (loss) per NIS share             $ (0.04)                                          $ (0.03)
                                              =======                                           =======

Weighted average number of shares used in
computing net loss per share                    7,644                                             7,644
                                              =======                                           =======
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